[Letterhead of Eversheds Sutherland (US) LLP]

September 15, 2021

VIA EDGAR

Stacie Gorman, Esq.

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chicago Atlantic Real Estate Finance, Inc.
Confidential Submission of Draft Registration Statement on Form S-11
(CIK No. 0001867949)

Dear Ms. Gorman:

On behalf of Chicago Atlantic Real Estate Finance, Inc. (the “Company”), set forth below is the Company’s response to the written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on September 8, 2021, regarding the Company’s draft registration statement on Form S-11 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as confidentially submitted to the SEC on August 10, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below responses are set forth in the Company’s second draft registration statement on Form S-11 (the “Revised Registration Statement”), submitted on September 15, 2021.

General

1.	We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. We note your disclosure on page 67 that you expect that at least 75% of your net proceeds will be used to fund loans related to unfunded commitments and to originate and participate in loans and investments consistent with your investment strategy, but it does not appear that you have sufficiently identified any such assets to acquire with a significant portion of the net proceeds of the offering. As a result, your offering may constitute a “blind pool” offering. Please revise your disclosure to identify this offering as a blind pool and include the disclosure required by Industry Guide 5, as applicable, or provide us with a detailed legal analysis explaining why you do not believe Guide 5 is applicable to your offering. Please also refer to Securities Act Release 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 for additional guidance.

Response: While Industry Guide 5 by its terms applies to real estate limited partnerships, the Company acknowledges that Securities Act Release 33-6900 provides that the requirements of Industry Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” The Company also understands that the Commission and its Staff have in practice extended the application of Industry Guide 5 to a registration statement for an initial public offering by a real estate investment trust that has no operating history if the registration statement does not specify the use of at least 75% of the expected proceeds of the offering, which is otherwise known as a “blind pool” offering, since prospective investors will not for the most part know which assets will be acquired by the registrant.

The Company does not believe that it is registering as a “blind pool” offering and respectfully submits that Industry Guide 5 disclosure is not necessary or appropriate for its offering because (i) the Company currently has a meaningful existing portfolio consisting of the same types of assets that it intends to invest in with the offering proceeds, and (ii) the types of assets in which the Company will invest the offering proceeds will have been sufficiently identified and described at the time the Company requests effectiveness of the registration statement.

As indicated in the Revised Registration Statement, the Company has a sizeable existing loan portfolio and investment pipeline. The disclosure in the “Use of Proceeds” section on page 68 indicates that the Company intends to use more than 75% of the net proceeds of the offering to (i) fund loans related to unfunded loan commitments to existing borrowers and (ii) originate and participate in commercial loans to companies operating in the cannabis industry that are consistent with the Company’s investment strategy and, therefore, of the same type of assets that currently comprise its existing loan portfolio. As of September 10, 2021, the Company has an aggregate of $27.5 million in unfunded commitments to existing borrowers and approximately an additional $90 million in five loan opportunities that are represented by executed term sheets with the borrowers.

Although the term sheets are not binding definitive commitments, the Company has entered into a period of exclusivity (ranging from 45 to 60 days) with respect to the negotiation of such loans and has received expense deposits from three of the loans to cover the direct costs of the Company’s due diligence and underwriting process. While no assurance can be given that any of the anticipated loans will close on the anticipated terms or at all, the Company believes that an investor in the offering will have available to it sufficient information at the time it makes an investment decision about the Company’s existing loan portfolio and the types of investments the Company intends to make such that the investor will not be exposed to the risks associated with an investment in a “blind pool” offering. Finally, while a portion of the $90 million in loan opportunities represented by executed term sheets may be funded in advance of the proposed public offering, the Company has issued a number of term sheets to additional prospective borrowers, some or all of which are expected to be executed prior to the Company’s proposed public offering.

2.	Please revise the filing to define the term “TYM IRR” and to explain why you believe the measure is meaningful to investors.

Response: The Company has revised its disclosure on page 5 of the Prospectus to define the term YTM IRR. The Company believes that this performance measure is meaningful to investors because it presents the total annualized return anticipated on the loans if such loans are held until they mature and summarizes various components of such return (cash interest, paid-in-kind interest, original issue discount, and exit fees) in one measure that is comparable across loans. The Company typically holds loans with short maturities and generally seeks to hold such loans to maturity pursuant to its operating strategy. The Company has added disclosure in the Prospectus on pages 5 and 101 that provides more detail regarding what YTM IRR represents and why the Company believes it is a meaningful measure for investors.

3.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

●	the specific exemption that you and each of your subsidiaries intend to rely on; and

●	how your and each of your subsidiaries’ investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis.  We will refer your response to the Division of Investment Management for further review.

Response: The Company respectfully advises the Staff that it intends to operate its business in a manner that will permit the Company to maintain an exemption from registration as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company will not be engaged primarily, or holding itself out as being engaged primarily, in the business of investing, reinvesting or trading in securities, as described in Section 3(a)(1)(A) of the Investment Company Act. Rather, the Company will be primarily engaged in non-investment company businesses related to commercial real estate financing and other related activities.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Real estate mortgages are excluded from the term “investment securities.”

The Company will rely on the exemption provided for in Section 3(c)(5)(C) of the Investment Company Act (“Section 3(c)(5)(C)”), based upon no-action positions taken by the Staff and interpretive guidance provided by the Commission and its Staff. Section 3(c)(5)(C) excludes from the definition of “investment company” any issuer that (a) is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” and (b) does not issue redeemable securities.

Company’s Operations and Assets

To qualify for the exemption pursuant to Section 3(c)(5)(C) of the Investment Company Act, a company generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets, (ii) 80% of its assets in “qualifying” real estate assets and real estate-related assets and (iii) no more than 20% of the value of its assets in assets other than qualifying real estate assets and real-estate related assets. The Commission and its Staff, in interpretive guidance and no-action letters, have indicated that whole mortgage loans that are fully secured by real property, certain participations in whole mortgage loans, and certain other types of real-estate related loans in which the Company may invest are qualifying assets, along with fee interests in real property. To ensure that the Company will be eligible for the Section 3(c)(5)(C) exemption, the Company intends to conduct its operations so that it will primarily own investments of the types listed above consistent with the limits the Staff has established in no-action letters and other interpretive guidance.

Redeemable Securities

For purposes of Section 3(c)(5)(C), the Investment Company Act defines “redeemable securities” as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his or her proportionate share of the issuer’s current net assets, or the cash equivalent thereof. The Company has not issued, and does not intend to issue in the future, any such securities redeemable at the option of the holder.

The Company respectfully takes the position that it should be able to avail itself of the Section 3(c)(5)(C) exemption because (i) it is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate,” in accordance with the interpretive guidance and no-action letters of the Commission and its Staff and (ii) it does not, and does not intend to, issue redeemable securities.

The Company also directs the Staff to its disclosure beginning on page 105 of the Prospectus.

Prospectus Summary

Overview, page 1

4.	We note your disclosure on page 78 that, in addition to originating loans, you may acquire loans. Additionally, we note your disclosure on page 33 that your borrowers may incur debt obligations that are senior to your position. Please revise your disclosure to discuss these aspects of your business. In this respect, please discuss in greater detail your policy and practices regarding the “co-investments” that you have made with affiliates and the criteria and other considerations made when entering into a co-investment arrangement.

Response: The Company acknowledges the Staff’s comment. The Company notes that, to date, and as disclosed on page 79 of the Prospectus, the Company or an affiliate has originated all of the loans in the Company’s portfolio, and that it is expected that directly originated loans will continue to be the primary source of investment opportunities for the foreseeable future. In addition, all of the executed term sheets disclosed in the “Use of Proceeds” section of the Prospectus relate to loan opportunities directly originated by the Company or an affiliate. The Company does not believe it is appropriate to include additional disclosure regarding its ability to acquire loans from third parties, since it has not done so to date and does not expect that acquiring loans from third parties will be a material part of its investment strategy for the foreseeable future.

With respect to holding loans that are subordinate to loans held by other entities, the Company notes that, as of June 30, 2021, all of the borrowers under the loans held by the Company were prohibited from incurring any debt that ranked equally with, or senior to, the loans held by the Company. While, subsequent to June 30, 2021, the Company has invested in one position aggregating $15 million that is subordinated to other indebtedness of the borrowers, this loan comprises only 13.3% of total assets. The Company has revised the risk factor on page 34 to include the information highlighted above, but with such revisions, the Company believes that its risk disclosure sufficiently describes the risks associated with the Company’s practice of investing in subordinated loans.

The Company advises the Staff that it will not engage in a co-investment transaction with an affiliate where the affiliate has a senior position to the loan held by the Company. Any co-investment transaction with an affiliate has been and will continue to be structured in a manner consistent with the risk disclosure found on page 52 of the Prospectus, such as splitting commitments or syndicating a loan for sale to third party investors. To the extent that an affiliate of the Company provides financing to a borrower of the Company, such loans will be working capital loans or loans that are subordinate to the Company’s loans.

Our Initial Portfolio, page 5

5.	We note your disclosure on page 76 indicates that while a majority of your loans accrue at a fixed rate, there is a portion that do so at a floating rate. Please revise your tabular portfolio presentation to identify this information.

Response: The Company has included disclosure in the introductory paragraph prior to its tabular portfolio presentation on pages 5 and 101 of the Prospectus regarding the portion of its portfolio comprised of fixed rate and floating rate loans. In addition, the Company has revised footnote (3) to the tabular portfolio presentation to make clear that “P+” refers to floating rate loans that bear interest at Prime Rate plus a specified percentage.

6.	We note your disclosure in footnote (9) that the borrower for Loan #11 made a full prepayment in July 2021 and your discussion of prepayment risk on page 86. Please disclose whether the prepayment penalty and additional fees paid were in line with your projected yield on the loan or advise.

Response: The Company advises the Staff that the prepayment penalty paid with respect to Loan #11 was in addition to the projected yield included in the tabular portfolio presentation. The Company has removed Loan #11 from the tabular portfolio presentation since it was repaid in full and, therefore, not outstanding as of September 10, 2021.

Our Loan Origination Pipeline, page 7

7.	We note your disclosure that you “had executed non-binding term sheets with prospective borrowers with respect to five additional potential loans.” It appears that you have entered into a commitment with the third entity based on your disclosure following the table. Please update your disclosure as appropriate to clarify that this is an outstanding loan and not a loan in your pipeline or advise.

Response: The Company has updated its disclosure throughout the Prospectus regarding its current loan portfolio and collateral overview tables so that each is presented as of September 10, 2021, rather than June 30, 2021. In addition, the Company has updated the Revised Registration Statement to disclose that, as of September 10, 2021, the Company has executed non-binding term sheets with five prospective borrowers that aggregate approximately $90 million.

Our Management Agreement, page 8

8.	We note that you intend to reimburse your manager for salaries paid to your executive officers. In future filings that require disclosure pursuant to Item 404 of Regulation S-K, please also break out the amounts paid within the expense reimbursement fees to specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: The Company acknowledges the Staff’s comment and will include disclosure with respect to such reimbursements in applicable future filings consistent with the requirements set forth in Item 404 of Regulation S-K.

Use of Proceeds, page 67

9.	Please revise to clarify how you considered the requirements of Item 504 of Regulation S-K in preparing this registration statement. Discuss the priority of the loans expected to be funded through the proceeds of the offering and what your plans are for funding them should the offering proceeds prove insufficient to do so.

Response: The Company has revised its disclosure under “Use of Proceeds” to quantify the unfunded commitments as of September 10, 2021 and to list specific loan opportunities where an executed term sheet has been obtained. The Company undertakes to update these disclosures in its next submission or filing to the extent that unfunded commitments or loan opportunities are funded or additional term sheets are executed. The Company advises the Staff that it is not practicable to prioritize the loans that it will fund using proceeds from this offering in the Use of Proceeds table since the loan opportunities that are listed in such table are at various stages of diligence and approval and the timing of closing of each loan is uncertain. In addition, the Company notes that Instruction 1 to Item 504 of Regulation S-K states that the priority of the uses of proceeds “need not be included if underwriting arrangements with respect to such securities are such that, if any securities are sold to the public, it reasonably can be expected that the actual proceeds will not be substantially less than the aggregate proceeds to the registrant shown pursuant to Item 501 of Regulation S-K.” Since the offering of shares will be a firm commitment underwritten offering, the Company believes that the size of the offering will satisfy this standard and will not be substantially less than the size of the offering indicated on the Prospectus cover page.

In addition, the Company respectfully directs the Staff to its response to Comment No. 1 above.

Overview, page 74

10.	We note that your manager and its affiliates will originate loans between $5 million and $200 million and that you intend to hold up to $30 million of the loans. Please revise to clarify what form your interest in these loans will take. For instance, are your interests in the loan participations or do you own the whole loan? Consider the need to revise throughout the registration statement to clarify your relationship with your manager and affiliates based on your response to this comment.

Response: The Company advises the Staff that, for all of the loans held in its current portfolio, it is either a lender or a co-lender under the applicable credit facility. One or more affiliates of the Company may also serve as co-lenders in such facility, and the Company may serve as a co-lender in facilities originated by third parties that are not affiliated. The Company has historically not held any loan participations, although it is permitted to do so in the future. Even if the Company holds loan participations in the future, it is not expected to constitute a material part of the Company’s investment strategy. The Company has revised its disclosure to note that it intends to primarily serve as a lender or co-lender in credit facilities originated by it or an affiliate or, in certain cases, third parties that are not affiliates.

11.	We note that, generally, the loans you hold will have terms of one to five years and will amortize when terms exceed three years. Please revise to specifically state, if true, that loans with terms of one to two years are interest only loans.

Response: The Company has revised its disclosure on pages 1, 75 and 92 of the Prospectus to state that loans with terms of one to two years are generally interest only loans.

Loan Portfolio, page 81

12.	Please tell us how you considered the requirements of SAB 1I in preparing this registration statement. In your response, please address each loan in your portfolio at June 30, 2021, the loans you funded in the subsequent period and each loan that you intend to fund in the immediate future, including those loans you will fund with the proceeds of the offering, that meet the threshold(s) set forth in the SAB.

Response: The Company respectfully acknowledges the Staff’s comment. The Company commenced operations on April 1, 2021 with the acquisition of a portfolio of loans at amortized cost of approximately $9.8 million.  As of June 30, 2021, the Company had total assets of approximately $58.6 million. In preparation of this registration statement, the Company and its Board of Directors considered whether the financial statements of a property on which the Company has made, or expects to make, a loan are required to be included in the registration statement in accordance with SAB 1I. The Company further considered Rule 3-14 of Regulation S-X in determining whether any of its mortgage loans represent an investment in real estate or a joint venture rather than a loan based on characteristics set forth in the Acquisition, Development, and Construction Arrangements (the “ADC Arrangements”) Subsection of FASB ASC Subtopic 310-10, Receivables — Overall, including the following:

●	The lender participates in expected residual profits. This is not applicable to any of the loans the Company has made or expects to make. The Company’s loans are structured such that it receives contractual payments of principal and interest on the loans, but no profit-sharing terms exist nor are expected to be contemplated with any borrower.

●	The lender provides all of the cash flows to acquire and complete the project, including agreeing to the addition of interest to the loan balance rather than receiving payment from the borrower. This is not applicable to any of the loans the Company has made or expects to make. It is not typical for the Company to be the sole provider of cash flow to acquire and/or complete a project, as its borrowers typically have the ability to access alternative sources of equity financing. Certain of the Company’s loans contain a payment-in-kind interest income provision (“PIK interest”). The PIK interest, computed at the contractual rate specified in the applicable loan agreement, is added to the principal balance of the investment, rather than being paid in cash, and is generally collected upon repayment of the outstanding principal. However, all loans that the Company has made or expects to make contain a cash interest component.

●	The lender is able to look only to the property itself to recover the loan. The borrower is not at risk through guarantees or pledging other collateral, nor are there unconditional contracts with third parties that ensure recovery of the loan. This is not applicable to any of the loans the Company has made or expects to make. The majority of the Company’s loans that have been made or it expects to make have an all-asset lien, and as such, have other non-real estate collateral pledged. Additionally, certain loans have provisions for validity, completion, or personal guarantees from the borrower.

●	The lender’s ability to recover principal and interest depends solely on the sale of the property or the obtaining of permanent financing from another independent source. This is not applicable to any of the loans the Company has made or expects to make. The Company performs loan monitoring on a monthly basis to affirm that borrowers are in compliance with any applicable financial covenants in accordance with loan terms. The Company acknowledges that it has limited operating history, since its incorporation date of March 30, 2021. However, the Company’s sponsor, Chicago Atlantic Group, LLC, has conducted operations for the past two fiscal years and has made investments in similar loans, with similar characteristics. Neither the Sponsor nor the Company has experienced any instance where its ability to recover principal and interest has depended on the sale of the property or the obtaining of permanent financing from another independent source.

Additionally, the Company and its Board of Directors considered the possibility of temporary asset concentration as the Company built its portfolio of loan investments.  In the preparation of its registration statement, the Company reviewed the loan portfolio to identify substantial asset concentration in the properties securing the loans as described in SAB 1I.  In accordance with the provisions of SAB 1I, the Company identified one loan, denoted as Loan 1 in the registration statement, with a principal balance of $25.0 million, which comprised approximately 43% of total assets as of June 30, 2021.  All other loans in the portfolio were each less than 20% of total assets as of June 30, 2021.  The borrower under Loan 1 is a multi-state operator with active operations in 11 states. The borrower is a vertically integrated cultivator and retailer of both medical and adult-use cannabis that primarily operates under a number of consumer brands. Its business segments include cultivation, manufacturing, distribution, and retail sales of cannabis.  As of September 10, 2021, Loan 1 represents approximately 23% of the Company’s total assets. Immediately upon the consummation of this offering, the Company expects that Loan 1 will represent less than 20% of the Company’s total assets. The Company expects this concentration will continue to decrease based on its intent to increase the Company’s total assets through the acquisition of additional loans in accordance with the use of proceeds disclosed in our Amended Registration Statement.  Based on a consideration of the above facts, the Company determined that the asset concentration relating to Loan 1 at June 30, 2021 was temporary in nature.

In making its determination as to whether the audited financial statements of Loan 1 are required to be included in the Company’s registration statement in accordance with SAB 1I, the Company considered the filings of other registrants with similar facts and circumstances and similar comments received from the Commission.  The Company notes that AFC Gamma, Inc. (“AFCG”) received a comment from the Commission regarding asset concentration.  AFCG held a loan representing 26% of total assets in its Form S-11, which the registrant identified as a temporary asset concentration (above 20%) as of September 30, 2020.  In making the determination on whether to provide audited financial statements of the property, due to the temporary nature of the concentration and the precedents noted in the filings of other registrants in which the audited financial statements of entities that represented a temporary concentration were not included, AFCG concluded that the audited financial statements of this loan were not required to be included in the Company’s registration statement.  AFCG did not file the financial statements of the loan and did not amend its registration statement as a result of the Staff’s comments.

In addition to the temporary nature of the concentration and the immediate resolution of the concentration upon consummation of this offering, the Company has considered other facts and circumstances including the following:

●	The public stockholders will not be exposed to any substantial asset concentration in properties securing loans at any time due to the elimination of the asset concentration upon the consummation of this offering.

●	Including the financial statements of Loan 1 in the Company’s registration statement would be an inappropriate signal to investors that by investing in the public offering they are exposed to substantial asset concentration in properties securing loans upon the issuance of the offering.

●	The Company has disclosed a significant amount of information about Loan 1 throughout its registration statement, including the type of collateral, the terms of the loan, the real estate collateral value securing the loan, and the real estate asset coverage. These details allow investors to understand the nature of the operations of the borrower to understand the risks associated with this loan.

Based on an assessment of all of the above facts and circumstances, the Company believes its loans do not meet the requirements of an ADC Arrangement under Rule 3-14. Additionally, the Company determined that due to the temporary nature of the concentration and the precedents noted in the filings of other registrants in which the audited financial statements of entities that represented a temporary concentration were not included, that the audited financial statements of Loan 1 were not required to be included in the Company’s registration statement.

Contractual Obligations and Other Commitments, page 84

13.	Please revise to clarify how you intend to meet your obligations and commitments should the offering not provide sufficient liquidity. See our comment on the Use of Proceeds section and consider your intent to also fund loans using the proceeds of the offering in your revisions to this comment.

Response: As an initial matter, the Company notes that all of the unfunded commitments, as of June 30, 2021, that are disclosed in the “Contractual Obligations and Other Commitments” table are due within the next five years, but none are due within twelve months following June 30, 2021. As a result, the Company is not dependent on this offering to fund its unfunded commitments. In addition, while the Company regularly executes term sheets and letters of intent with prospective borrowers, such term sheets and letters of intent are not binding and can be terminated by the Company if it is unable to fund such loans. The Company has revised its disclosure in this section and in “Use of Proceeds” to provide additional information regarding how it intends to use proceeds from this offering and otherwise fund its operations.

Our Manager, page 91

14.	Please balance your disclosure regarding management’s experience with a discussion of any adverse business developments.

Response: The Company respectfully advises the Staff that it does not believe the discussion of the experience of its management team members is misleading or requires balancing disclosure. Specifically, the Company has limited its disclosure in this section to the number of years of experience and the aggregate amount of loans originated by members of management, but has intentionally not included performance information, which the Company agrees could be potentially misleading. The Company further notes supplementally that it is does not believe that there are any material adverse business developments experienced by entities with which management has been involved that would warrant disclosure.

Collateral Overview, page 100

15.	Please revise note 2 to the table to provide an expanded discussion of why the Total Loan Principal and Implied Real Estate Collateral for REIT columns provide meaningful information for your investors.

Response: The Company has reviewed the “Collateral Overview” chart and has decided to remove the “Total Loan Principal” column as it includes amounts of the loans held by affiliates of the Company. With respect to the “Implied Real Estate Collateral” column, the Company believes that this is meaningful to investors since it shows the real estate collateral coverage for each loan held by the Company. In addition, the Company believes that the “Implied Additional Collateral for REIT” column is meaningful to investors since it shows that the loans held by the Company often have significant amounts of collateral available to the Company in the event of default above and beyond the value of the underlying real estate. As noted in response to Comment No. 16 below, the Company has revised footnote (4) to clarify that the collateral listed in this column does not include inventory, which the Company is not able to hold, but instead includes assets such as accounts receivable, equipment and licenses that have value and can be sold by the Company, if necessary, in the event of default by the borrower.

16.	We note that you have highlighted the implied value of additional collateral as well as total collateral for your portfolio in addition to the value of the real estate collateral and coverage. Please expand your disclosure regarding the additional collateral amounts to further identify and quantify the other assets. Please also discuss in more detail how such assets may be collected and liquidated in the event of a default. To the extent that a material portion of the additional collateral includes cannabis inventory, please expand your risk factor disclosure to specifically address the risks associated with the collateralization and transferability of cannabis, both to your business and to an investment in your securities, in the event of default. In this respect, your risk factor on page 40 does not appear to sufficiently highlight the risks associated with the collateralization and transferability of cannabis inventory as opposed to other cannabis-related assets, such as licenses and equipment.

Response: The Company has included tabular disclosure under footnote (4) to the “Collateral Overview” table to quantify the types of non-real estate collateral in total for all loans noted in the table. In addition, the Company has revised footnote (4) to remove inventory, since the Company is not able to hold inventory. The Company has also reviewed its risk disclosure on page 41 and believes that it adequately addresses the risks associated with the non-real estate collateral underlying the Company’s loans, especially in light of the removal of “inventory” in footnote (4) to the Collateral Overview” table.

Illustrative Description of Borrowers, page 101

17.	We note your risk factor disclosure on page 25 that you “primarily provide loans to established companies . . . .” Please revise your initial portfolio disclosure regarding your borrowers to describe in more detail their operating history and further clarify what you mean by “established” companies.

Response: The Company has revised its disclosure on pages 2, 76 and 92 to reflect that it considers “established” companies to be state-licensed operators that are deemed to be operational by their state regulators.

Principal Stockholders, page 124

18.	Please identify the natural person(s) with voting or investment power over the shares owned by the entities included in your beneficial ownership table.

Response: The Company hereby undertakes to provide information relating to the voting or investment power over the shares owned by the entities listed in the beneficial ownership table in the next submission or filing. The Company advises the Staff that each of the entities included in the table is beneficially owned by a large number of members who are expected to directly receive the shares of the Company held by such entities immediately prior to the expiration of the lock-up period. While certain members of the Company’s management own interests in such entities, none of them own controlling interests in such entities.  However, prior to the distribution of the Company’s shares held by the affiliated private funds, all voting power will be vested in the managing member of each fund, which in each case, is controlled by Dr. Bodmeier, Mr. Mazarakis and Mr. Cappell.

Report of Independent Registered Public Accounting Firm, page F-2

19.	Please have your auditors amend their audit report to indicate that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

Response: The Company’s auditors have agreed to amend their audit report as requested in connection with the Company’s initial public filing of the Registration Statement.

*          *          *          *          *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton, Esq.
Owen J. Pinkerton, Esq.

cc:	Andreas Bodmeier, Chicago Atlantic Real Estate Finance, Inc.
Lindsay Menze, Chicago Atlantic Real Estate Finance, Inc.
Daniel R. McKeithen, Esq., Eversheds Sutherland (US) LLP
Christopher J. Bellini, Esq., Cozen O’Connor P.C.
Seth Popick, Esq., Cozen O’Connor P.C.